SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

DATARAM CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

238108302
(CUSIP Number)

June 7, 2016
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

CUSIP No. 238108302

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark Groussman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 100,000(1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 246,161(2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 100,000(1)
PERSON WITH	8	SHARED DISPOSITIVE POWER 246,161(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,161(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.90% (Based on 4,944,860 shares of common stock outstanding as of June 7, 2016)
12	TYPE OF REPORTING PERSON* IN

(1)
Represents (i) 50,000 shares of restricted common stock held by Mark Groussman as UTMA custodian for Asher Groussman and (ii) 50,000 shares of restricted common stock held by Mark Groussman as UTMA custodian for Alivia Groussman.

(2)
Represents 246,161 shares of restricted common stock held by Melechdavid, Inc. (“Melechdavid”). Mr. Groussman is the President of Melechdavid and in such capacity holds voting and dispositive power over the securities held by such entity.

CUSIP No. 238108302

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Melechdavid, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 241,161(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 241,161(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 241,161(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.88% (Based on 4,944,860 shares of common stock outstanding as of June 7, 2016)
12	TYPE OF REPORTING PERSON* CO

(1)	Mr. Groussman is the President of Melechdavid and in such capacity holds voting and dispositive power over the securities held by Melechdavid.

Item 1(a).                 Name of Issuer:

Dataram Corporation, a Nevada corporation (“Issuer”)

Item 1(b).                 Address of Issuer's Principal Executive Offices:

777 Alexander Road, Suite 100 Princeton, New Jersey 08540.

Item 2(a).                 Name of Person Filing.

The statement is filed on behalf of Mark Groussman and Melechdavid (collectively, the “Reporting Person”).

Item 2(b).                 Address of Principal Business Office or, if None, Residence.

19925 NE 39th Place, Apt. 102, Aventura, Florida 33180

Item 2(c).                 Citizenship.

Mark Groussman is a citizen of the United States. Melechdavid is incorporated in the State of Florida.

Item 2(d).                 Title of Class of Securities.

Common Stock, par value $0.001.

Item 2(e).                 CUSIP Number.

238108302

Item 3.                      Type of Person

Not applicable.

Item 4.                     Ownership.

(a) Amount beneficially owned:    346,161(1)(2)

(b) Percent of class:  6.90% (Based on 4,944,860 shares of common stock outstanding as of June 7, 2016)

 (c) Number of shares as to which the person has:
                    (i) Sole power to vote or to direct the vote: 100,000(1)
                   (ii) Shared power to vote or to direct the vote:  246,161(2)
                   (iii) Sole power to dispose or to direct the disposition of: 100,000(1)
                   (iv) Shared power to dispose or to direct the disposition of:  246,161(2)

(1)
Represents (i) 50,000 shares of restricted common stock held by Mark Groussman as UTMA custodian for Asher Groussman and (ii) 50,000 shares of restricted common stock held by Mark Groussman as UTMA custodian for Alivia Groussman.

(2)
Represents 246,161 shares of restricted common stock held by Melechdavid. Mr. Groussman is the President of Melechdavid and in such capacity holds voting and dispositive power over the securities held by such entity.

Item 5.                     Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.                     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                     Identification and Classification of Members of the Group.

Not applicable.

Item 9.                     Notice of Dissolution of Group.

Not applicable.

Item 10.                   Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2016	By:	/s/ Mark Groussman
Mark Groussman

Melechdavid, Inc.

Date: June 13, 2016	By:	/s/ Mark Groussman
Mark Groussman, President